Exhibit 99.6

April 7, 2008

Ingersoll-Rand Company Limited

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

Re: Registration Statement on Form S-4

Ladies and Gentlemen:

Reference is hereby made to the Agreement and Plan of Merger, dated as of December 15, 2007 (the “Merger Agreement”), by and among Ingersoll-Rand Company Limited (“Ingersoll Rand”), Indian Merger Sub, Inc. and Trane, Inc.

I hereby consent to being named in the Registration Statement on Form S-4 to be filed by Ingersoll Rand with the U.S. Securities and Exchange Commission in connection with the transactions provided for in the Merger Agreement, as a person who will become a director of Ingersoll Rand upon (x) completion of the Merger (as that term is defined in the Merger Agreement) in the event such completion occurs on or after June 4, 2008 or (y) June 4, 2008 in the event that such completion occurs prior to June 4, 2008.

Very truly yours,

/s/ Jared L. Cohon
Jared L. Cohon